Exhibit 99.1

FCA Announces New Appointments

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU MTA: FCA) today announced the appointment of Mike Keegan as its Head of Communications. In this newly created role, Keegan will assume responsibility for corporate and product communications for the Group, in close coordination with the regions and business sectors communications teams. Keegan will also oversee the Company’s Investor Relations activities and assume direct responsibility for Communications in North America.
“Mike brings a wide range of experience across our organization including roles in Finance, Sales, Supply Chain Management and Human Resources. This background, along with his lifelong association with the industry and company makes him the ideal person to coordinate communication of FCA’s culture and values and to support our brands, new products and technologies, as well as our regional business operations”, said Sergio Marchionne, Chief Executive Officer (CEO) of FCA.
Mike Keegan has more than 25 years experience with the Company where he most recently served as Head of Human Resources, North America and Coordinator of the Group Executive Council (GEC). He will continue to report to the CEO, and will also continue in his GEC coordination role.
London, 31 August 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com